

03027147

Total # of Exhibits: 4
Exhibit Index: p 2

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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2003 (Third Filing)

Commission File Number: 0-29150

Randgold & Exploration Company Limited
(Translation of registrant's name into English)

5 Press Avenue, Selby, Johannesburg, South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): **X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Attached to the Registrant's Form 6-K Filing for the month of July 2003, and incorporated by reference herein, are:

Exhibit No.	Description	Page
1.	(i) the Registrant's application to the JSE, dated June 12, 2003, relating to the listing of 6,600 new ordinary shares, (ii) the confirmation letter from the JSE, dated June 13, 2003 relating to the listing of 6,600 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 6,600 ordinary shares.	5
2.	(i) the Registrant's application to the JSE, dated June 17, 2003, relating to the listing of 11,500 new ordinary shares, (ii) the confirmation letter from the JSE, dated June 19, 2003 relating to the listing of 11,500 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 11,500 ordinary shares.	13
3.	(i) the Registrant's application to the JSE, dated June 19, 2003, relating to the listing of 8,500 new ordinary shares, (ii) the confirmation letter from the JSE, dated June 19, 2003 relating to the listing of 8,500 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 8,500 ordinary shares.	21
4.	(i) the Registrant's application to the JSE, dated June 23, 2003, relating to the listing of 5,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated June 24, 2003 relating to the listing of 5,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 5,000 ordinary shares.	29

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED



By: ______________________________
David J. Haddon
Group Company Secretary

Dated: July 14, 2003

Exhibit 1

RANDGOLD

5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-2396
www.randgold.co.za

5

June 12, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 6 600 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 6 600 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
6 600	R8.10

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby
Johannesburg, 2092

3. The transfer secretaries are: Computershare Services Limited
70 Marshall Street
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	44 735 357	shares of 1(one) cent each:	R447 353
Unissued:	30 264 319	shares of 1(one) cent each:	R302 643

2 / ....

RANDGOLD

6

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
12 June 2003

5. The company's issued ordinary share capital after the issue of the 6 600 ordinary shares, which are the subject of this application, will be:

44 741 957	ordinary shares of 1 (one) cent each:	R447 419

The unissued ordinary share capital will decrease to:

30 257 719	ordinary shares of 1 (one) cent each:	R302 577

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 17 June 2003.

10. The listing fee of R827.64 is attached hereto.

SIGNED at JOHANNESBURG on 12 June 2003



DIRECTOR/ LEGAL MANAGER



COMPANY SECRETARY

SPONSOR

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



D J HADDON
Group Company Secretary


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

13 June 2003
REF: BN/jvdm/8985

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 12 June 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 17 June 2003 in respect of 6 600 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R447 419-57 divided into 44 741 957 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Securities and Investec Corporate Finance
Attention : Marius Saaiman

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 17 JUNE 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 20 JUNE 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

C/O COMPANY SECRETARY (6600)

Postal address P.O. BOX 82291

SOUTHDALE

2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				44735357	ORDS	0-01	447353-57
Total		Total	R	Total 44735357		Total	R447353-57

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 447 353-57

Stated capital R —

Premium account R306 705 142-69

Total issued capital R307 152 496-26

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				6 600	ORDS	0-01	8-09	53 460
Total		Total	R	Total 6600			Total	R53 460

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
[illegible]	P.O. Box 87291	1600	PAR VALUE

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				44 735 357	ORDS	0-01	–	*	447 353-57
				6 600	ORDS	0-01	8·09	**	66
Total		Total	R	Total 44741957			Total	R ***	447 419-57

* 306 705 142-69
** 53 394-00
*** 306758 536-69

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 447 419-57

State capital R –

Premium account (see analysis below) R 306757 677-04

Total issued capital R 307 205 096-61

Certified correct.

Date 20 June 2003 Signature [signature]
~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account		R
Opening Balance		306 705 142-69
Premium on Allotment	53 394	
Less		
Issue Duty	(726-00)	
Allotment Duty	(133-65)	52 534-35
		306 757 677-04

Exhibit 2

June 17, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 11 500 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 11 500 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
11 500	R12.50

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby
Johannesburg, 2092

3. The transfer secretaries are: Computershare Services Limited
70 Marshall Street
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	44 741 957	shares of 1(one) cent each:	R447 419
Unissued:	30 257 719	shares of 1(one) cent each:	R302 577

2 / ....

RANDGOLD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
17 June 2003

5. The company's issued ordinary share capital after the issue of the 11 500 ordinary shares, which are the subject of this application, will be:

   44 753 457 ordinary shares of 1 (one) cent each: R447 534

   The unissued ordinary share capital will decrease to:

   30 246 219 ordinary shares of 1 (one) cent each: R302 462

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 20 June 2003.

10. The listing fee of R827.64 is attached hereto.

SIGNED at JOHANNESBURG on 17 June 2003


DIRECTOR/ LEGAL MANAGER


COMPANY SECRETARY

____________________ SPONSOR

RANDGOLD

5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-2396
www.randgold.co.za

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



D J HADDON
Group Company Secretary


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

19 June 2003
REF: AH/mr/9038

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 17 June 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 20 June 2003 in respect of 11 500 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R447 534-57 divided into 44 753 457 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Doné Hattingh

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 20 JUNE 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 24 JUNE 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
C/O COMPANY SECRETARY (11500)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				447 41957			447419-57
Total		Total	R	Total 44 741 957		Total	R447419-57

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 447419-57

Stated capital R –

Premium account R 306 757 677-04

Total issued capital R 307 205 096-61

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				11 500	ORDS	0-01	12-49	143 750
Total		Total	R	Total 11500			Total	R 143750

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
[illegible]	[illegible]	11 500	[illegible]

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				44741957	ORDS	0-01	–	*	447419-57
				11500	ORDS	0-01	12-49	**	115-00
Total		Total	R	Total 44753457			Total	*** R	447534-57

* 306 757 677-04
** 143 635-00
*** 306 901 312-04

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 447 534-57

State capital R –

Premium account (see analysis below) R 306 900 226-64

Total issued capital R 307 347 761-21

Certified correct

Date 24 June 2003 Signature [signature] ~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening Balance		306 757 677-04
£		
Premium on Allotment	143 635	
Less		
Issue Duty	(726-00)	
Allotment Duty	(359-40)	142 549-60
		306 900 226-64

20

Exhibit 3

RANDGOLD

5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-2396
www.randgold.co.za

June 19, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 8 500 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 8 500 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
8 500	R12.50

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby
Johannesburg, 2092

3. The transfer secretaries are: Computershare Services Limited
70 Marshall Street
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	44 753 457	shares of 1(one) cent each:	R447 534
Unissued:	30 246 219	shares of 1(one) cent each:	R302 462

2 / ....

RGE\SOS\030619~8500 DMB

5. The company's issued ordinary share capital after the issue of the 8 500 ordinary shares, which are the subject of this application, will be:

   44 761 957 ordinary shares of 1 (one) cent each: R447 619

   The unissued ordinary share capital will decrease to:

   30 237 719 ordinary shares of 1 (one) cent each: R302 377

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 23 June 2003.

10. The listing fee of R827.64 is attached hereto.

SIGNED at JOHANNESBURG on 19 June 2003

_______________ DIRECTOR/ LEGAL MANAGER

David Haddon _______________ COMPANY SECRETARY

_______________ SPONSOR

RANDGOLD

23

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



D J HADDON
Group Company Secretary


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

19 June 2003
REF: AH/jvdm/9045

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 19 June 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 20 June 2003 in respect of 8 500 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R447 619-57 divided into 44 761 957 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Done Hattingh

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 20 JUNE 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75000 000	ORDINARY	0-01	750 000
Total	Total	75000 000		Total	R750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 24 JUNE 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
C/O COMPANY SECRETARY (8500)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				44 753 457	ORDS	0-01	447534-57
Total		Total	R	Total 44 753 457		Total	R447534-57

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 447534-57

Stated capital R —

Premium account R 306900226-64

Total issued capital R 307347761-21

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				8500	ORDS	0-01	12-49	106250-00
Total		Total	R	Total 8500			Total	R 106250

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
DM BRISTOW	P.O. Box 82291	8500	PAR VALUE ORDINARY

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				44 753 457	ORDS	0-01	—	*	447 534-57
				8500	ORDS	0-01	12-49	**	85-00
Total		Total	R	Total 44 761 957			Total	R ***	447 619-57

* 306 900 226-64
** 106 165-00
*** 307 006 391-64

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 447 619-57

State capital R —

Premium account (see analysis below) R 307 005 399-99

Total issued capital R 307 453 019-56

Certified correct.

Date 24 June 2003 Signature David J Haddon

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening Balance		306 900 226-64
Premium on allotment	106 165	
Less:		
Issue Duty	(726-00)	
Allotment Duty	(265-65)	105 173-35
		307 005 399-99

Exhibit 4

RANDGOLD

5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-2396
www.randgold.co.za

June 23, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 5 000 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 5 000 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
5 000	R12.50

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
   Selby
   Johannesburg, 2092

3. The transfer secretaries are: Computershare Services Limited
   70 Marshall Street
   2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	44 761 957	shares of 1(one) cent each:	R447 619
Unissued:	30 237 719	shares of 1(one) cent each:	R302 377

2 / ....

RGE\SOS\030623~5000 DMB

RANDGOLD

5. The company's issued ordinary share capital after the issue of the 5 000 ordinary shares, which are the subject of this application, will be:

44 766 957	ordinary shares of 1 (one) cent each:	R447 669

The unissued ordinary share capital will decrease to:

30 232 719	ordinary shares of 1 (one) cent each:	R302 327

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 25 June 2003.

10. The listing fee of R827.64 is attached hereto.

SIGNED at JOHANNESBURG on 23 June 2003



_______________ DIRECTOR/ LEGAL MANAGER



_______________ COMPANY SECRETARY

_______________ SPONSOR

RANDGOLD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



D J HADDON
Group Company Secretary


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

24 June 2003
REF: AH/mr/9062

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 23 June 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 25 June 2003 in respect of 5 000 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R447 669-57 divided into 44 766 957 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : **Doné Hattingh**

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 25 JUNE 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75000000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 2 JULY 2003

Name of company RANDGOLD > EXPLORATION COMPANY LIMITED
c/o COMPANY SECRETARY (5000)

Postal address P.O. BOX 82291
SOUTHDALE
2135.

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				44 761 957	ORDS	0-01	447 619-57
Total		Total	R	Total 44 761 957		Total	R 447 619-57

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 447 619-57

Stated capital ______ R —

Premium account ______ R 307 005 399-99

Total issued capital ______ R 307 453 019-56

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				5000	ORDS	0-01	12-49	62500
Total		Total	R	Total 5000			Total	R 62500

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
D M BRISTOW	P.O. BOX 82291	5000	PAR VALUE ORDINARY

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				44761957	ORDS	0-01	–	*	447619-57
				5000	ORDS	0-01	12-49	**	50
		Total	R	Total 44766957			Total	R ***	447669-57

* ~~306~~ 307 005 399-99
** 62 450-00
*** 307 067 849-99

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 447 669-57

State capital R –

Premium account (see analysis below) R 307 066 967-74

Total issued capital R 307 514 637-31

Certified correct.

Date 2 July 2003

Signature David Haddon

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account		R
Opening Balance		307 005 399.99
Premium on Allotment	62 450	
Less:		
Issue Duty	(726-00)	
Allotment Duty	(156-25)	61 567-75
		307 066 967.74